SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 6


Uniroyal Technology Corporation
----------------------------------
(NAME OF ISSUER)


Common Stock
----------------------------------
(TITLE OF CLASS OF SECURITIES)


Common Stock 909163107
----------------------------------
(CUSIP NUMBER)


Robert C. Amenta
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 7, 1997

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ] .

Check the following box if a fee is being paid with this statement [   ]
 .




[PAGE]

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1251983

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

          - 0 -

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

          - 0 -

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

14. TYPE OF REPORTING PERSON*
          IA, CO



[PAGE]

   This Amendment No. 6 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01, of Uniroyal Technology Corporation ("UTCI") previously filed by Pacholder Associates, Inc. ("PAI"). Items not included in this Amendment are either not amended or not applicable.

   Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended in its entirety.

   On November 7, 1997, PAI sold 2,310,096 common shares of UTCI. As a result of this transaction, PAI is no longer a beneficial owner of any securities of the Company.

   Item 5.   Interest in Securities of the Issuer:
             - 0 -
[PAGE]

SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Pacholder Associates, Inc.


                                             November 7, 1997
                                             Date


                                             /s/ Robert C. Amenta
                                             Signature:


                                             Senior Vice President
                                             Title